Manhattan Pharmaceuticals, Inc.
48 Wall Street
New York, NY 10005
Telephone: (212) 582-3950

February 23, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Manhattan Pharmaceuticals, Inc./Registration Statement on Form S-1

Ladies and Gentlemen:

Accompanying this letter for filing pursuant to the Securities Act of 1933, as amended, is a conformed copy of the Registration Statement on Form S-1 (the "Registration Statement") of Manhattan Pharmaceuticals, Inc. (the "Company") covering the registration of the resale by the selling securityholders identified in the Registration Statement (the "Selling Securityholders") of up to 57,500,115 shares (the “Shares”) of common stock, par value $0.001 per share, of the Company (the “Common Stock”) issuable upon exercise of currently outstanding warrants held by the Selling Securityholders.

The required filing fee of $204 has been transferred to the Securities and Exchange Commission’s account by federal wire transfer as required pursuant to Rule 13(c) of Regulation S-T.  Manually executed signature pages and consents have been executed prior to the time of this electronic filing.

Very truly yours, MANHATTAN PHARMACEUTICALS, INC.

By: /s/ Michael McGuinness Michael McGuinness Chief Financial and Operating Officer